FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of October 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

SIGNATURE
Gemplus and TOGEWAnet present WeRoam Enterprise Secure

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: October 10, 2003

By:

Name: Stephen Juge Title: Executive Vice President and General Counsel

Gemplus and TOGEWAnet present « WeRoam Enterprise Secure »

A smart card solution for both SIM based authentication and secure access to corporate domains via Public WLAN.

ITU Telecom World 2003, Geneva and Luxembourg, 9 October 2003 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card based solutions and TOGEWAnet AG present WeRoam Enterprise Secure to provide access to Public WLAN using smart cards and client software. This solution is targeted at the enterprise market.

At ITU Telecom World 2003, Gemplus and TOGEWAnet will demonstrate how the SIM can manage user authentication to the Internet over Public WLAN, and then guide the user through to access the corporate Virtual Private Network (VPN) and Intranet.

Alex Mandl, CEO, Gemplus, said “WeRoam Enterprise Secure with TOGEWAnet is an exciting project for Gemplus as it clearly demonstrates how one card can manage the authentication to both the wireless network and the enterprise intranet. It promotes security for enterprises whose employees are often working away and is a new direction for the SIM.”

TOGEWAnet operates the solution themselves by providing the server infrastructure and acting as the SIM card issuer. Gemplus provides a solution including client software ensuring high security WLAN authentication via the EAP-SIM1 protocol and strong VPN authentication via GemSAFE Libraries2, a smart card reader and a SIM smart card.

Toni Stadelmann, CEO, TOGEWAnet, said, “As more and more enterprises enable their users to use Wireless technologies for anywhere anytime access to Corporate Systems over the Internet the need for centralized authentication, authorization and security increases. By combining the strengths of Gemplus in the field of smart card management and the knowledge and expertise of TOGEWAnet in the area of mobile communication we have been able to create an ideal solution which combines strong authentication and security in a Wireless environment. The cooperation with Gemplus has been very successful enabling us to produce the first joint secure service in less then four (4) months”.

To see the demonstration, visit the TOGEWAnet stand no. 4241, hall 4 or the Gemplus stand no. 7097, hall 7

Notes to the Editor
1 EAP-SIM: Extensible Authentication Protocol.

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2 GemSafe Libraries — GemSAFE Libraries is a smart card-based crypto-library product that brings portability and the highest level of security to enterprise networks.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2002 was 787 million Euros.

www.gemplus.com

About TOGEWAnet

TOGEWAnet’ WeRoam service facilitates the seamless integration of WLAN and GSM network technologies, enabling global roaming for WLAN services and thereafter facilitating automatic and secure roaming between WLAN, GSM and GPRS. Key solutions found in GSM technology have been adopted to make up the WeRoam® service, which provides secure authentication, signaling conversion, clearing and settlement services (based on TAP — Transferred Account Procedure) and management of contractual roaming agreements.

This positions WeRoam® as the only open roaming platform supporting all relevant authentication methods for WLAN Roaming such as SIM, Radius and EAP SIM. Registration is pending to patent WeRoam®’ innovative SIM based WLAN roaming technology. TOGEWAnet is worldwide the only provider, which supports all relevant standards for WLAN/GSM roaming.

The subscriber will benefit from greater roaming coverage and the convenience of swapping between different standards with the additional advantage of having a single identity, thus receiving only one bill from his home network operator despite having visited a number of operators and countries and having used different mobile standards.

Close ties with its’ sister company, Comfone AG, also founded by the umbrella company of TOGEWA Group, allow TOGEWAnet to benefit from Comfone’ depth of experience in offering a wide range of roaming services to GSM operators.

For more information, please visit www.weroam.com

©2003 Gemplus. All rights reserved. Gemplus and the Gemplus logo are trademarks and service marks of Gemplus and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

For more information, please contact:

Jane Strachey	Tel — +33 (0)4 42 36 46 61
Gemplus Telecom PR	Mob — +33 (0)6 76 49 35 93
jane.strachey@gemplus.com

Toni Stadelmann	Tel — +41 31 341 1020
TOGEWAnet

Vanessa Clarke	Tel — +44 (0)20 7344 1349
Gemplus Account Director, Edelman PR	Mob — +44 (0)7730 989698
vanessa.clarke@edelman.com

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